Exhibit 99.(a)(9)

OPLINK COMMUNICATIONS, INC.

Notice to Holders of Restricted Stock Units

December 5, 2014

You are receiving this notice because you hold restricted stock units (“RSUs”) with respect to shares of common stock (“Shares”) of Oplink Communications, Inc. (the “Company” or “Oplink”), which were granted under and pursuant to the Company’s 2000 Equity Incentive Plan or 2009 Equity Incentive Plan (each, a “Plan,” and collectively, the “Plans”).

We would like to describe to you how your RSUs will be treated in connection with certain upcoming transactions, as described below.

Background

On November 18, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc. (“Parent”) and Koch Optics, Inc. (“Purchaser”).  As a result of the Merger Agreement, on November 24, 2014, Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock.

Following the expiration of the Offer and assuming the satisfaction or waiver of the conditions to Purchaser’s obligation to accept and pay for Shares tendered in the Offer and the conditions to the parties’ obligations to consummate the merger of the Company with Parent (the “Merger”), the Company will become an indirect wholly-owned subsidiary of Parent.

Cancellation and Cash Payments

Assuming the Merger is consummated, immediately prior to the effective time of the Merger (the “Effective Time”), each outstanding RSU, whether or not then vested, will be cancelled and converted automatically into the right to receive a cash payment (the “Cash Payment”) equal to:

(i)                   the Merger Consideration of $24.25, multiplied by

(ii)                the number of Shares that were subject to your RSUs immediately prior to the Effective Time.

If the Merger is not completed, your RSUs will not be cancelled or be eligible for the Cash Payment and instead will continue under the existing terms as set forth in the applicable Plan and RSU agreement.

Any Cash Payment you are entitled to will be paid to you on or as soon as practicable after the Closing (as such term is defined in the Merger Agreement), without interest, and less any required tax withholding.

In all events, your RSUs will terminate on the Effective Time and you will have no further rights as a RSU holder.

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer or the Merger, as applicable, with respect to your RSUs, including the applicability and effect of federal, state, local and foreign tax laws.  Your federal, state, local and foreign tax consequences depend upon your unique circumstances.

You will recognize ordinary income in an amount equal to your Cash Payment at the time the payment is made.  Such income generally will constitute wages and therefore will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

Please submit any questions you have regarding this notice to Trina Long.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014. In addition, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 24, 2014.  You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer.  Such documents have been made available to Oplink’s shareholders at no expense to them at www.oplink.com. In addition, you may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.